STONE RIDGE TRUST V

510 Madison Avenue, 21st Floor

New York, New York 10022

May 9, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto, Esq.

Re:	Stone Ridge Trust V (the “Trust”)

Registration Statement on Form N-2

File Numbers: 333-208513; 811-23120

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 be accelerated to Monday, May 9, 2016 or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Elizabeth J. Reza of Ropes & Gray LLP at (617) 951-7919 as soon as the Registration Statement has been declared effective.

Very truly yours,

STONE RIDGE TRUST V

By: /s/ Lauren D. Macioce
Name: Lauren D. Macioce
Title: Secretary

QUASAR DISTRIBUTORS, LLC

615 East Michigan Street

Milwaukee, Wisconsin 53202

May 9, 2016

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto, Esq.

Re:	Stone Ridge Trust V (the “Trust”)

Registration Statement on Form N-2

File Numbers: 333-208513; 811-23120

Dear Ms. Rossotto:

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to Monday, May 9, 2016, or as soon thereafter as practicable.

Very truly yours,

QUASAR DISTRIBUTORS, LLC

By: /s/ James Schoenike
Name: James Schoenike
Title: President